RMS

18005483

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 01 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAIN Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 US Hwy 202/206 Suite 11
(No. and Street)

Bedminster (City) New Jersey (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Levin 646-822-7289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510 (Address) Independence (City) Ohio (State) 44131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Sherry Lavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAIN Capital Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO
BARBARA A. COMSTOCK
Notary Public, State of Ohio
My Commission Expires
May 18, 2018

Signature

CFO
Title

Notary Public

Sworn to and subscribed in my presence by Sherry Lavin on the 28 day of February, 2018
Notary

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Gain Capital Securities, Inc.
Bedminster, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc. (a Delaware corporation), as of December 31, 2017, and the related statements of operations and changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gain Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Gain Capital Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gain Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error

or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1, and Statement Regarding Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Gain Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gain Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1, and Statement Regarding Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Gain Capital Securities, Inc.'s auditor since 2014.
Independence, Ohio
February 27, 2018

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS:		
Cash and cash equivalents	$	404,551
Other assets		2,582
Total assets	$	407,133
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	11,000
Due to related party		13,700
Total liabilities		24,700
Commitments and contingencies (see note E)		
Common stock no par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,950,000
Accumulated deficit		(2,667,567)
Total shareholder's equity		382,433
Total liabilities and shareholder's equity	$	407,133

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Revenue	$	—
EXPENSES:		
Employee compensation and benefits	$	6,000
Professional fees		10,618
Communications and technology		576
Broker dealer fees		3,040
Other		504
Total expenses		20,738
NET LOSS	$	(20,738)

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(20,738)
Adjustments to reconcile net loss to net cash used by operating activities:		
Cash provided (used) by:		
Other assets		(1,207)
Accounts payable and accrued expenses		6,000
Due to related party		5,576
NET CASH USED BY OPERATING ACTIVITIES	$	(10,369)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(10,369)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	414,920
CASH AND CASH EQUIVALENTS, END OF YEAR	$	404,551

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2017	$ 100,000	$ 2,950,000	$ (2,646,829)	$ 403,171
Net Loss	—	—	(20,738)	(20,738)
Balance at December 31, 2017	$ 100,000	$ 2,950,000	$ (2,667,567)	$ 382,433

NOTE A - Organization and operations

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB), which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly owned by Gain Capital Holdings, Inc. (the Parent).

The Company currently does not have any customers and, accordingly, does not have a clearing relationship.

The Company will continue to manage its financial, operational, managerial, and supervisory responsibilities in compliance with applicable laws, rules, and regulations.

NOTE B - Summary of significant accounting policies

Basis of accounting
The Company's financial statements have been prepared in accordance with accounting principals generally accepted in the United States (GAAP), which include the accrual basis.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Use of estimates
Preparing financial statements in conformity with accounting principles under GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Currently, the Company's estimates mainly contemplate operating expenditures incurred but not yet paid. Actual results could differ from those estimates.

NOTE B - Summary of significant accounting policies, continued

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2017 and February 27, 2018, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No such material events occurred between those dates.

NOTE C - Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC (GCGLLC), another wholly-owned subsidiary of GHLLC, under which GCGLLC provides general business management, administrative functions, financial management and support services, as well as facilities for the Company's benefit. In addition, GCGLLC paid certain operational expenses on the Company's behalf. The Agreement will continue in effect until December 31, 2018, unless notice either party gives termination notice.

For the year ended December 31, 2017, total expenses allocated to the Company under the Agreement amounted to $5,576.

At December 31, 2017, the due to related party was $13,700.

NOTE D - Income taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and if there is an amount due it is remitted to the Parent. The Company's net deferred tax asset was $0 and no current tax is payable as of December 31, 2017.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

NOTE E - Commitments and Contingencies

As of the filing date, the Company had no material commitments or contingencies.

NOTE F- Subsequent Events

As of the filing date, the Company had no material subsequent events.

NOTE G - Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires maintaining minimum net capital. Further, it requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2017 was $50,000. At December 31, 2017, the Company's net capital was $379,851 and exceeded the minimum net capital requirement by $329,851. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.06503 to 1.

GAIN CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

Total shareholder's equity from statement of financial condition		382,433
Non-allowable assets:		
Other assets		2,582
Total non-allowable assets		2,582
Net capital	$	379,851
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $50,000)	$	50,000
Excess net capital		329,851
Total aggregate indebtedness	$	24,701
Percentage of aggregate indebtedness to net capital		6.50%

GAIN CAPITAL SECURITIES, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2017

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3", as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder of
Gain Capital Securities, Inc.
Bedminster, New Jersey

We have reviewed management's statements, included in the accompanying Gain Capital Securities, Inc. Exemption Report, in which (1) Gain Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gain Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Gain Capital Securities, Inc. stated that Gain Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gain Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gain Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 27, 2018

GAIN Capital Securities, Inc.
Bedminster One, Suite 11
135 US Highway 202/206
Bedminster, NJ 07921
tel 646-822-7288
fax 908.731.0701

GAIN Capital Securities, Inc. Exemption Report

GAIN Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the most recent fiscal year without exception.

Or

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

GAIN Capital Securities, Inc.

I, Sherry Lavin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO
February 27, 2018